Contact

www.linkedin.com/in/noellelondon
(LinkedIn)

Top Skills

Economic Development
Entrepreneurship
Teaching

Languages

English
Spanish

Honors-Awards

Peter Pinckney Award for Outstanding Service Leadership
McConnell Mood and Mohrman Award
Submitted to Hall of Leaders
Award for Civic Engagement

Publications

INNOVATION IN DEVELOPING COUNTRIES: A CASE STUDY OF ECUADOR AND ITS NEW INNOVATION INITIATIVES
Technology Entrepreneurship in Indonesia and Kenya
Understanding the value proposition as a cocreated claim
Island Coop Begins To Grow Roots
How Magnets Attract and Repel: Interessement in a Technology Commercialization Competition

Noelle London

CEO + Founder, Illoominus | Techstars ‘22
Atlanta, Georgia, United States

Summary

Noelle is the CEO and Founder of Illoominus which helps companies proactively manage their diversity commitments and retain and grow diverse employees into leadership positions.

Most recently, Noelle launched and ran the Accenture Ventures US-South program and her team was charged with leading joint go-to-market opportunities with Accenture’s priority startup partners and the Accenture Ventures investment portfolio helping startups scale into Fortune 2000 clients to solve problems quickly, cost effectively, and testing the latest in emerging technology.

Noelle has been working with early and growth stage startups for over a decade known for helping bridge connections to capital, customers, and talent. She led the startup economic development strategy for the Atlanta Mayor’s Office launching DE+I programs to connect underrepresented tech talent with career paths to some of Atlanta’s top startups. Before moving to Atlanta, she was with 1776, a startup and global incubator and seed fund, where she launched the Crystal City incubator to attract tech talent to the area as well as the Marriott-Accenture Travel Experience Incubator to test new business concepts with startups. Her entrepreneurial journey started from a young age with a jewelry business and ever since she worked as a Peace Corps volunteer in Nicaragua for 2.5 years with female founders, she was hooked. Over the years, she’s been immersed in and helped entrepreneurs grow their companies in roles across startups, public sector, corporate, academic, and nonprofits.

Noelle earned a Masters in Global Policy focused on Economic Development and Technology from UT Austin and has an undergraduate degree from the College of Charleston in Economics and Latin American studies.

Experience

Illoominus
CEO + Founder
January 2022 - Present (1 year 6 months)
Atlanta, GA

Illoominus is a data analytics platform designed to empower leaders to activate
and manage their organization's DE+I strategy.

Forum Ventures
Founding Member, Innovation Forum
September 2021 - Present (1 year 10 months)

Accenture
Accenture Ventures South Lead
October 2019 - February 2022 (2 years 5 months)
Greater Atlanta Area

Invest Atlanta
Assistant Director | Innovation + Entrepreneurship
August 2017 - October 2019 (2 years 3 months)
Atlanta, GA

Startup Atlanta
Member of the Board
August 2017 - August 2019 (2 years 1 month)

1776
2 years 1 month

Director, DC Region
January 2017 - July 2017 (7 months)
Washington D.C. Metro Area

Campus Manager
July 2015 - December 2016 (1 year 6 months)
Crystal City, Virginia

National Instruments
Emerging Markets Graduate Consultant
September 2014 - June 2015 (10 months)
Austin, Texas Area / Indonesia

IC² Institute

Research Assistant
June 2014 - June 2015 (1 year 1 month)
Austin, Texas Area

Peace Corps
Entrepreneurship Trainer and Advisor
May 2011 - July 2013 (2 years 3 months)
Nicaragua

Beads by Noelle
Entrepreneurial Jewelry Business
January 2002 - May 2011 (9 years 5 months)
South Carolina

Charleston Waterkeeper
Water Policy Associate
August 2010 - April 2011 (9 months)
Charleston, SC

Education

The University of Texas at Austin
Masters in Global Policy Studies, Focus: Entrepreneurship/Technology Policy

College of Charleston
Bachelor of Science (BS), Economics + Latin American Studies

Universidad de Belgrano